Frankie’s Story LLC

Financial Statements
With Independent Auditors’ Report Thereon

Year Ended December 31, 2023 and 2022

TABLE OF CONTENTS

BERGER, ELLIOTT & PRITCHARD
CPAs, L.L.C.

Robert H. Berger, CPA
John S. Elliott, CPA, CVA
Joseph J. Pritchard, CPA
Thomas W. Hosier, CPA, PFS
Elizabeth D. Tritsch, CPA, MBA

INDEPENDENT AUDITOR'S REPORT

MEMBERS' OF FRANKIE'S STORY LLC

We have audited the financial statements of Frankie's Story LLC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Frankie's Story LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Frankie's Story LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Frankie's Story LLC's ability to continue as a going concern for one year after the date that the financial statements are issued.

PO Box 20 | 131 S. Walnut Street | Spalding, NE 68665 | P 402-378-0859 | F 308-497-2144
bepcpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Frankie's Story LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Frankie's Story LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Berger, Elliott & Pritchard CPAs, L.L.C.

Omaha, Nebraska
July 18, 2024

Frankie's Story LLC

Balance Sheets
December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS:		
Cash and cash equivalents	504,633	$ 14,869
TOTAL CURRENT ASSETS	504,633	14,869
INTANGIBLE ASSETS:		
Capitalized film production costs	186,090	133,315
TOTAL NONCURRENT ASSETS	186,090	133,315
TOTAL ASSETS	$ 690,723	$ 148,184

LIABILITIES AND MEMBERS' EQUITY

	2023	2022
OTHER LIABILITIES		
Wells Fargo Business Visa	$ 3,156	$ 60
TOTAL LIABILITIES	$ 3,156	$ 60
MEMBERS' EQUITY:		
Class A Member Units, 6,000,000 units authorized and issued	-	-
Distributions to Member	(30,000)	(30,000)
Class B Member Units, 575,000 units authorized and issued	250,000	250,000
Class C Member Units, 2,425,000 units authorized and none issued	-	-
Class D Member Units, 4,150,000 units authorized and 657,364 issued	657,364	-
Retained deficit	(189,797)	(71,876)
TOTAL MEMBERS' EQUITY	687,567	148,124
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 690,723	$ 148,184

See independent auditors' report and accompanying notes to financial statements.

Frankie's Story LLC

Statements of Income (Loss)
For the Years Ended
December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
COST OF GOODS SOLD		
GROSS PROFIT	-	-
OPERATING EXPENSES		
Accounting	(14,065)	-
Advertising	(59,215)	(3,200)
Bank Fees	(34,667)	(248)
Contract Labor	(3,386)	(970)
General business	(49)	-
Gifts	(190)	-
Legal Fees	-	(6,837)
Meals	(503)	(1,075)
Office Expense	(2,996)	(681)
Reimbursements	(6,265)	-
Rent	(426)	-
Supplies	-	(2,694)
Travel	(674)	(9,525)
TOTAL OPERATING EXPENSES	(122,436)	(25,230)
OTHER INCOME		
Miscellaneous income	4,515	150
TOTAL OTHER INCOME	4,515	150
NET (LOSS)	$ (117,921)	$ (25,080)

See independent auditors' report and accompanying notes to financial statements.

Frankie's Story LLC

Statements of Changes in Members' Equity
For the Years Ended
December 31, 2023 and 2022

	Class A Stock	Class B Stock	Class D Stock	Distributions to Member	Retained Deficit	Members' Equity
Balance December 31, 2021	$ -	$ 250,000	$ -	$ (30,000)	$ (46,796)	$ 173,204
2022 Net Loss	-	-	-	-	(25,080)	(25,080)
Balance December 31, 2022	$ -	$ 250,000		$ (30,000)	$ (71,876)	$ 148,124
2023 Net Loss					(117,921)	(117,921)
Membership Units Issued	-	-	657,364	-		657,364
Balance December 31, 2023	$ -	$ 250,000	$ 657,364	$ (30,000)	$ (189,797)	$ 687,567

See independent auditors' report and accompanying notes to financial statements.

Frankie's Story LLC

Statement of Cash Flows
For the Years Ended
December 31, 2023 and 2022

	2023	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$ (117,921)	$ (25,080)
Increase in current liabilities	3,096	60
NET CASH (USED) BY OPERATING ACTIVITIES	(114,825)	(25,020)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from investors	657,364	-
Investment in capitalized film production costs	(52,775)	(62,565)
NET CASH (USED) BY INVESTING ACTIVITIES	604,589	(62,565)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	489,764	(87,585)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,869	102,454
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 504,633	$ 14,869

See independent auditors' report and accompanying notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

The Company is a Multi-Member Limited Liability Company engaging in film production.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimate and assumptions.

Recently Adopted Accounting Principles

In 2016, the FASB issued ASU-2016-02, *Leases* (Topic 842), requiring an entity to recognize lease assets and lease liabilities on the statement of financial position and disclose key information about leasing arrangements. The main difference between the updated principles and the existing principles is the recognition of lease assets and lease liabilities for lessees for those leases classified as operating leases. As of December 31, 2023, the Company does not have any operating leases to disclose as part of these financial statements.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values on the Balance Sheet. Unrealized gains and losses are included in the statements of income and loss.

Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the year December 31, 2023 and 2022, was $59,215 and $3,200 respectively.

Note 2. Capitalized Film Production Costs

The Company began producing their film in 2020. In this developmental process, the Company has incurred significant professional fees, including legal and accounting, screen writing, and preliminary film production costs.

Throughout 2022, the Company produced a Proof of Concept (POC) film as part of their anticipated crowdfunding campaign. As of December 31, 2023, cumulative film production costs amounted to $186,090 and are reported in these financial statements as capitalized film production costs.

The Company will begin amortization of capitalized film costs when the film is released and it begins to recognize revenue from the film.

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2023 and 2022, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 3. Income Taxes

For 2022, the Company was generally not subject to federal income tax and the members are liable for the pass-through federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Effective in April of 2023, the Company converted their tax status to a C-Corporation. Upon filing the initial C-Corporation tax return for 2023, the Company incurred a Net Operating Loss (NOL) of $134,811 that can be used to offset taxable income in future years.

Note 4. Members' Units

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2023, 6,000,000 of Class A units have been issued, 575,000 of Class B units have been issued, 657,364 of Class D units, and no units have been issued for Class C.

Note 5. Subsequent Events

The Company has evaluated subsequent events through July 18, 2024, the date on which the financial statements were available to be issued, and determined there are no other events to disclose.